UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SpringWorks Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001

par value per share

(Title of Class of Securities)

85205L 107

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85205L 107	13D	Page 2 of 5 Pages

1	Names of Reporting Persons BC SW, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 7,281,307 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 7,281,307 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,281,307 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.0%
14	Type of Reporting Person PN

This Amendment No. 1 relates to shares of common stock, $0.0001 par value per share (the “Common Stock”), of SpringWorks Therapeutics, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Person on September 23, 2019 (the “Initial Statement” and, as amended by this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

On October 13, 2020, the Issuer completed a public offering pursuant to which the Issuer sold 5,637,254 shares of Common Stock (the “October 2020 Offering”). The Reporting Person did not participate in the October 2020 Offering. As a result of the October 2020 Offering, the Issuer’s total number of outstanding shares of Common Stock increased to 48,653,755 and the percentage of outstanding shares of Common Stock that the Reporting Person may be deemed to beneficially own was reduced by more than one percent.

Item 4.	Purpose of Transaction

Item 4 of the Initial Statement is hereby amended and supplemented to add the following:

October 2020 Lock-up Agreement

In connection with the October 2020 Offering, the Reporting Person and Mr. Schwartz each entered into a lock-up agreement (the “October 2020 Lock-up Agreement”) with the representatives of the several underwriters. Pursuant to the October 2020 Lock-up Agreement, the Reporting Person and Mr. Schwartz agreed, subject to certain exceptions, not to sell or otherwise transfer any Common Stock or securities convertible into, exchangeable for or exercisable for Common Stock, for 90 days after the date of the prospectus relating to the October 2020 Offering without the prior consent of the representatives.

The foregoing summary of the October 2020 Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the October 2020 Lock-up Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover page of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) As of the date hereof, the Reporting Person holds 7,281,307 shares of Common Stock, representing 15.0% of the outstanding shares of Common Stock. The percentage of the Issuer’s outstanding shares of Common Stock held by the Reporting Person is based on 48,653,755 shares of Common Stock outstanding, as reported by the Issuer in the prospectus relating to the October 2020 Offering, filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act on October 8, 2020, after giving effect to the October 2020 Offering, including the exercise in full of the underwriters’ option to purchase additional shares.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person as described in this Item 5.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented to add the following:

Exhibit C	Form of October 2020 Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, dated October 8, 2020)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: October 15, 2020	BC SW, LP

	By:	Bain Capital Life Sciences Investors, LLC
its general partner

	By:	/s/ Jeffrey Schwartz
Name: Jeffrey Schwartz
Title: Managing Director